Exhibit 99.2

THE TORONTO-DOMINION BANK FORM OF PROXY – COMMON SHARES Annual Meeting of Common Shareholders – April 3, 2014

The undersigned holder of common shares of THE TORONTO-DOMINION BANK hereby appoints BRIAN M. LEVITT, Chairman of the Board, or failing him, W. EDMUND CLARK, Group President and Chief Executive Officer or instead of either of them, ……………………………………. as proxyholder of the undersigned, with full power of substitution, to attend, vote and otherwise act for and in the name of and on behalf of the undersigned in respect of all matters that may come before the ANNUAL MEETING OF COMMON SHAREHOLDERS OF THE BANK (THE MEETING) TO BE HELD ON THE 3rd DAY OF APRIL, 2014 and any adjournment(s) thereof.

The said proxyholder is hereby specifically directed to vote for or against, to withhold from voting or abstain from voting as indicated below:

The Directors recommend Shareholders vote FOR the matters below. Unless otherwise specified, the proxyholders designated by management in this Form of Proxy intend to vote FOR:

			Withhold			Withhold
		Vote for	from voting		Vote for	from voting
1.	Election of Directors
	William E. Bennett	☐	☐	Alan N. MacGibbon	☐	☐
	John L. Bragg	☐	☐	Harold H. MacKay	☐	☐
	Amy W. Brinkley	☐	☐	Karen E. Maidment	☐	☐
	W. Edmund Clark	☐	☐	Bharat B. Masrani	☐	☐
	Colleen A. Goggins	☐	☐	Irene R. Miller	☐	☐
	David E. Kepler	☐	☐	Nadir H. Mohamed	☐	☐
	Henry H. Ketcham	☐	☐	Wilbur J. Prezzano	☐	☐
	Brian M. Levitt	☐	☐	Helen K. Sinclair	☐	☐

Withhold
					Vote for	from voting
2.	Appointment of Auditor named in the Management Proxy Circular				☐	☐

					Vote for	Vote against
3.	Amendment to By-law No. 1				☐	☐

					Vote for	Vote against
4.	The approach to executive compensation disclosed in the Report of the Human Resources Committee and Approach to Compensation sections of the Management Proxy Circular * Item 4 is an advisory vote *				☐	☐

The Directors recommend Shareholders vote AGAINST the matters below. Unless otherwise specified, the proxyholders designated by management in this Form of Proxy intend to vote AGAINST:

		Vote for	Vote against	Abstain from voting
5.	Shareholder Proposal A	☐	☐	☐
6.	Shareholder Proposal B	☐	☐	☐
7.	Shareholder Proposal C	☐	☐	☐

The descriptions of the Shareholder Proposals are set out in Schedule A of the accompanying Management Proxy Circular.

Date	Shareholder’s Signature

Note: A space has been designated for a date. If it is not dated in the space, this Proxy is deemed to bear the date on which it was mailed to the Shareholder.

A Shareholder has the right to appoint a person other than those designated above to represent the Shareholder at the meeting by inserting the name of such other person in the space provided above and deleting the names printed before the space, or by completing another proper Form of Proxy. Subject to the provisions of the Bank Act (Canada), the shares represented by this Proxy will be voted for or against or withheld or abstained from voting in accordance with the instructions given herein. This Proxy confers authority to the proxyholder to vote as he or she feels fit in respect of each matter set forth in this Proxy if no choice is specified, and to vote in his or her discretion in respect of any amendments or variations to the matters listed in this Proxy or other matters that may properly come before the meeting and any adjournment(s).

If you mark the “ABSTAIN FROM VOTING” box, you are directing your proxy holder to ABSTAIN from voting FOR or AGAINST that item. An abstention will be counted as present for quorum purposes but will not be counted as a vote cast in determining whether the requisite majority of votes cast has approved the proposal. The number of abstentions will be tabulated in the voting results.

Shares cannot be voted, either in person or by proxy, if they are held in contravention of the Bank Act (Canada). Restrictions on ownership are described in the Management Proxy Circular.

This Proxy is solicited on behalf of management of the Bank.

PLEASE COMPLETE AND E-MAIL A SCANNED COPY TO PROXY@CANSTOCKTA.COM OR FAX TO CST TRUST COMPANY AT (416) 368-2502 OR 1-866-781-3111 OR RETURN IT IN THE ENVELOPE PROVIDED.

Request for Quarterly Reports

The Toronto-Dominion Bank’s quarterly reports to shareholders are available at www.td.com/investor on the day they are released, but if you wish to receive quarterly reports for the next year by mail, please mark this box. If you do not mark the box and return this form, you will NOT receive these reports by mail. ☐

Annual Report Waiver

Mark this box if you do NOT want to receive the Annual Report containing the Annual Financial Statements and accompanying MD&A. If you do not mark this box, you will continue to receive the Annual Report by mail. ☐